Term sheet No. 713AR

Registration Statement No. 333-137902

*To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006 and product
supplement AR dated February 24, 2009*

Dated August 11 2009; Rule 433

Deutsche Bank

Deutsche Bank AG, London Branch
Barrier Bonus Securities Linked to the United States Natural Gas Fund, LP due August 19*, 2011

General

- The securities are designed for investors who seek a return linked to the appreciation of the United States Natural Gas Fund, LP, up to a Fund Return Cap of between 51% and 58% (to be determined on the Trade Date). If the Fund closing level is not lower than the Lower Barrier on any day during the Observation Period, the investor receives at maturity the full return of the initial investment amount plus either a bonus of 40% or the Fund Return (subject to the Fund Return Cap), whichever is greater. You may lose your entire investment in the securities if the Fund closing level falls below the Lower Barrier on any day during the Observation Period and there is a significant decline in the Fund closing level on the Final Valuation Date as compared to the Trade Date. Investors should be willing to forgo interest and dividend payments.
- Senior unsecured obligations of Deutsche Bank AG, London Branch maturing August 19*, 2011.
- Denominations of $1,000 (the "**Face Amount**") and multiples thereof, and minimum initial investments of $1,000.
- The securities are expected to price on or about August 14*, 2009 and are expected to settle three business days later on or about August 19*, 2009 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Fund:	Units of the United States Natural Gas Fund, LP (the "**Fund**")
NYSE Arca Ticker:	"UNG"
Issue Price:	100% of the Face Amount
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 Face Amount, of $1,000 plus the Additional Amount, which may be positive or negative. In no event will the Payment at Maturity be less than zero.
Additional Amount:	The Additional Amount paid at maturity per $1,000 Face Amount will equal:

- If a Barrier Event has not occurred, the greater of (i) ($1,000 x Fund Return), subject to the Fund Return Cap and (ii) ($1,000 x Bonus)
- If a Barrier Event has occurred, $1,000 x Fund Return, subject to the Fund Return Cap

The Additional Amount may be negative, in which case you will lose some or all of your initial investment in the securities.

Fund Return:	Subject to the Fund Return Cap, the Fund Return, expressed as a percentage, will equal:

$$\frac{\text{Ending Fund Level} - \text{Initial Fund Level}}{\text{Initial Fund Level}}$$

Initial Fund Level:	The Fund closing level (expressed as the closing price per unit of the Fund) on the Trade Date.
Ending Fund Level:	The Fund closing level (expressed as the closing price per unit of the Fund) on the Final Valuation Date *times* the Share Adjustment Factor.
Fund Return Cap:	51% – 58% (to be determined on the Trade Date)
Barrier Event:	A Barrier Event occurs if, on any trading day during the Observation Period, the Fund closing level is lower than the Lower Barrier, which we refer to as a Closing Barrier Event in the accompanying product supplement.
Lower Barrier:	63% of the Initial Fund Level.
Observation Period:	The period of trading days on which there is no market disruption event with respect to the Fund commencing on (and including) the Trade Date to (and including) the Final Valuation Date.
Bonus:	40%
Share Adjustment Factor:	Initially 1.0, subject to adjustment for certain actions affecting the Fund. See "Description of Securities – Anti-dilution Adjustments for Funds" in the accompanying product supplement.
Trade Date:	August 14*, 2009.
Final Valuation Date:	August 16*, 2011, subject to postponement in the event of a market disruption event and as described under "Description of Securities – Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
Maturity Date:	August 19*, 2011, subject to postponement in the event of a market disruption event and as described under "Description of Securities – Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	2515A0 P8 0
ISIN:	US2515A0P803

*Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the securities and the length of the Observation Period remain the same.

Investing in the securities involves a number of risks. See "Risk Factors" beginning on page 7 of the accompanying product supplement and "Selected Risk Considerations" beginning on page TS-6 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Max. Total Discounts, Commissions and Fees[1]	Min. Proceeds to Us
Per Security	$1,000.00	$7.50	$992.50
Total	$	$	$

[1] For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this term sheet. The securities will be sold with varying underwriting discounts and commissions in an amount not to exceed $7.50 per $1,000.00 of securities.

*The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. In addition, the securities are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

Deutsche Bank Securities   Deutsche Bank Trust Company Americas

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

- You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these securities are a part, and the more detailed information contained in product supplement AR dated February 24, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

    - Product supplement AR dated February 24, 2009:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312509036108/d424b21.pdf

    - Prospectus supplement dated November 13, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

    - Prospectus dated October 10, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, "we," "us" or "our" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

- **Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.**

- **You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.**

What is the Payment Amount at Maturity of the Securities Assuming a Range of Performance for the Fund?

The following table illustrates a range of hypothetical Payments at Maturity of the securities. The "payment return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Face Amount of securities to $1,000. The hypothetical payment returns set forth below assume an Initial Fund Level of 13.00, a Lower Barrier of 8.19 (63% of the Initial Fund Level), a Fund Return Cap of 54.50%, and a Bonus of 40%. The actual Initial Fund Level, Lower Barrier and Fund Return Cap will be set on the Trade Date. The hypothetical payment returns set forth below are for illustrative purposes only and are not the actual payment returns applicable to a purchaser of the securities. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Ending Fund Level	Fund Return (%)	The Fund Closing Level Is **Not** Lower Than the Lower Barrier On Any Day During the Observation Period			The Fund Closing Level **Is** Lower Than the Lower Barrier On Any Day During The Observation Period		
		Additional Amount at Maturity ($)	Payment at Maturity ($)	Payment Return (%)	Additional Amount at Maturity ($)	Payment at Maturity ($)	Payment Return (%)
26.00	100.00%	$545.00	$1,545.00	54.50%	$700.00	$1,545.00	54.50%
22.75	75.00%	$545.00	$1,545.00	54.50%	$700.00	$1,545.00	54.50%
22.10	70.00%	$545.00	$1,545.00	54.50%	$700.00	$1,545.00	54.50%
20.09	54.50%	$545.00	$1,545.00	54.50%	$545.00	$1,545.00	54.50%
19.50	50.00%	$500.00	$1,500.00	50.00%	$500.00	$1,500.00	50.00%
18.20	40.00%	$400.00	$1,400.00	40.00%	$400.00	$1,400.00	40.00%
16.90	30.00%	$400.00	$1,400.00	40.00%	$300.00	$1,300.00	30.00%
16.25	25.00%	$400.00	$1,400.00	40.00%	$250.00	$1,250.00	25.00%
14.30	10.00%	$400.00	$1,400.00	40.00%	$100.00	$1,100.00	10.00%
13.65	5.00%	$400.00	$1,400.00	40.00%	$50.00	$1,050.00	5.00%
13.00	0.00%	$400.00	$1,400.00	40.00%	$0.00	$1,000.00	0.00%
12.35	-5.00%	$400.00	$1,400.00	40.00%	-$50.00	$950.00	-5.00%
11.70	-10.00%	$400.00	$1,400.00	40.00%	-$100.00	$900.00	-10.00%
9.75	-25.00%	$400.00	$1,400.00	40.00%	-$250.00	$750.00	-25.00%
9.10	-30.00%	$400.00	$1,400.00	40.00%	-$300.00	$700.00	-30.00%
8.19	-37.00%	$400.00	$1,400.00	40.00%	-$370.00	$630.00	-37.00%
7.15	-45.00%	N/A	N/A	N/A	-$450.00	$550.00	-45.00%
6.50	-50.00%	N/A	N/A	N/A	-$500.00	$500.00	-50.00%
3.25	-75.00%	N/A	N/A	N/A	-$750.00	$250.00	-75.00%
0.00	-100.00%	N/A	N/A	N/A	-$1,000.00	$0.00	-100.00%

The following hypothetical examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: The closing level of the Fund increases by 25% from the Initial Fund Level of 13.00 to an Ending Fund Level of 16.25, and:

- **no Barrier Event occurs**. Because no Barrier Event occurs and the Bonus is greater than the Fund Return, the investor receives a Payment at Maturity of $1,400.00 per $1,000 Face Amount of securities, calculated as follows:

$$\$1,000 + (\$1,000 \times Bonus) =$$
$$\$1,000 + (\$1,000 \times 40.00\%) = \$1,400.00$$

- **a Barrier Event occurs**. Because a Barrier Event occurs, the investor receives a Payment at Maturity of $1,250.00 per $1,000 Face Amount of securities, calculated as follows:

$$\$1,000 + (\$1,000 \times Fund\ Return) =$$
$$\$1,000 + (\$1,000 \times 25.00\%) = \$1,250.00$$

Example 2: The closing level of the Fund increases by 50% from the Initial Fund Level of 13.00 to an Ending Fund Level of 19.50, and:

- **no Barrier Event occurs**. Because no Barrier Event occurs and the Fund Return is greater than the Bonus but less than the Fund Return Cap, the investor receives a Payment at Maturity of $1,500.00 per $1,000 Face Amount of securities, calculated as follows:

$$\$1,000 + (\$1,000 \times Fund\ Return) =$$
$$\$1,000 + (\$1,000 \times 50.00\%) = \$1,500.00$$

- **a Barrier Event occurs**. Because a Barrier Event occurs, the investor receives a Payment at Maturity of $1,500.00 per $1,000 Face Amount of securities, calculated as follows:

$$\$1,000 + (\$1,000 \times Fund\ Return) =$$
$$\$1,000 + (\$1,000 \times 50.00\%) = \$1,500.00$$

Example 3: The closing level of the Fund increases by 70% from the Initial Fund Level of 13.00 to an Ending Fund Level of 22.10, and:

- **no Barrier Event occurs**. Because no Barrier Event occurs and the Fund Return is greater than the Bonus and the Fund Return Cap, the Fund Return is limited to the Fund Return Cap of 54.50%. The investor receives a Payment at Maturity of $1,545.00 per $1,000 Face Amount of securities, calculated as follows:

$$\$1,000 + (\$1,000 \times Fund\ Return) =$$
$$\$1,000 + (\$1,000 \times 54.50\%) = \$1,545.00$$

- **a Barrier Event occurs**. The Fund Return is limited to the Fund Return Cap of 54.50%. The investor receives a Payment at Maturity of $1,545.00 per $1,000 Face Amount of securities, calculated as follows:

$$\$1,000 + (\$1,000 \times Fund\ Return) =$$
$$\$1,000 + (\$1,000 \times 54.50\%) = \$1,545.00$$

Example 4: The closing level of the Fund decreases by 25% from the Initial Fund Level of 13.00 to an Ending Fund Level of 9.75, and

- **no Barrier Event occurs**. Because no Barrier Event occurs and the Bonus is greater than the Fund Return, the investor receives a Payment at Maturity of $1,400.00 per $1,000 Face Amount of securities, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Bonus}) =$$
$$\$1,000 + (\$1,000 \times 40.00\%) = \$1,400.00$$

- **a Barrier Event occurs**. Because a Barrier Event occurs, the investor receives a Payment at Maturity of $750.00 per $1,000 Face Amount of securities, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Fund Return}) =$$
$$\$1,000 + (\$1,000 \times -25.00\%) = \$750.00$$

Example 5: The closing level of the Fund decreases by 100% from the Initial Fund Level of 13.00 to an Ending Fund Level of 0. Because the Ending Fund Level is 0 a Barrier Event has occurred. The investor receives a Payment at Maturity of $0.00 per $1,000 Face Amount of securities, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Fund Return}) =$$
$$\$1,000 + (\$1,000 \times -100.00\%) = \$0.00$$

Selected Purchase Considerations

- **APPRECIATION POTENTIAL IS LIMITED BY THE FUND RETURN CAP** — You will not benefit from any appreciation of the Fund beyond the Fund Return Cap of between 51% and 58% (to be determined on the Trade Date). Therefore, the maximum Payment at Maturity you can receive is between $1,510.00 and $1,580.00 (to be determined on the Trade Date) for each $1,000 Face Amount of securities. Because the securities are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **FULL EXPOSURE TO NEGATIVE FUND PERFORMANCE IF A BARRIER EVENT OCCURS** — If a Barrier Event does not occur, your Payment at Maturity per security will equal at least the Bonus plus the $1,000 Face Amount, even if the Fund Return is negative. If a Barrier Event does occur, your investment will be fully exposed to any decline in the Ending Fund Level determined on the Final Valuation Date as compared to the Initial Fund Level. You may lose your entire investment in the securities if a Barrier Event occurs and there is a significant decline in the closing level of the Fund.

- **RETURN LINKED TO THE PERFORMANCE OF THE UNITED STATES NATURAL GAS FUND, LP** — The return on the securities is linked to the performance of the United States Natural Gas, LP. The Fund invests in futures contracts and other investments with the aim of tracking the movements of natural gas delivered at the Henry Hub, Louisiana. *For more information on the Fund, please see the information set forth under "United States Natural Gas Fund, LP" in this term sheet.*

- **UNCERTAIN TAX CONSEQUENCES** — You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the securities are uncertain, we believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your securities, other than pursuant to a sale or exchange, and your gain or loss on the securities should be long-term capital gain or loss if you hold the securities for more than one year, subject to the potential application of the "constructive ownership" regime discussed below. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this term sheet and the accompanying product supplement.

Even if the treatment of the securities as prepaid financial contracts is respected, the securities could be treated as subject to the "constructive ownership" regime of Section 1260 of the Internal Revenue Code of 1986, as amended (the "**Code**"). In that case, all or a portion of any long-term capital gain you would otherwise recognize on a sale, exchange or retirement of the securities would be recharacterized as ordinary income to the extent such gain exceeded the "net underlying long-term capital gain" (which, although the matter is unclear, may equal the amount of long-term capital gain you would have recognized if you had invested the face amount of the securities sold, exchanged or retired in units of the Fund on the issue date and sold those units for their fair market value on the date your securities are sold, exchanged, or retired). Any long-term capital gain recharacterized as ordinary income would be treated as accruing at a constant rate over the period you held the securities in question, and you would be subject to an interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years.

In December 2007, the Department of the Treasury ("**Treasury**") and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the securities (including possible alternative treatments, the potential application of the "constructive ownership" regime, and the issues presented by the December 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Fund or any of the components of the Fund. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS** —The securities do not guarantee any return of your initial investment. The return on the securities at maturity is linked to the performance of the Fund and will depend on whether a Barrier Event occurs and the extent to which the Fund Return is positive or negative. If a Barrier Event occurs, your investment will be fully exposed to any decline in the Ending Fund Level determined on the Final Valuation Date as compared to the Initial Fund Level. You may lose your entire investment in the securities if a Barrier Event occurs and there is a significant decline in the Fund.

- **APPRECIATION POTENTIAL IS LIMITED BY THE FUND RETURN CAP** — You will not benefit from any appreciation of the Fund beyond the Fund Return Cap of between 51% and 58% (to be determined on the Trade Date). Therefore, the maximum Payment at Maturity you can receive is between $1,510.00 and $1,580.00 (to be determined on the Trade Date) for each $1,000 Face Amount of securities. Because the securities are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **THE VALUE OF THE SECURITIES IS SUBJECT TO OUR CREDITWORTHINESS** — An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the securities. The Payment at Maturity on the securities is subject to our creditworthiness.

- **THE SECURITIES DO NOT PAY INTEREST** — Unlike ordinary debt securities, the securities do not pay interest and do not guarantee any return of your initial investment at maturity.

- **THE FUND HAS LIMITED PERFORMANCE HISTORY** — Publication of the Fund began on April 18, 2007. Therefore, the Fund has very limited performance history and no actual investment which allowed tracking of the performance of the Fund was possible before this date.

- **THE FUND IS SUBJECT TO STRATEGY RISK** — The Fund seeks to track price movements of natural gas such that changes in percentage terms of the net asset value of the Fund units reflect changes in percentage terms of the spot price of natural gas delivered at the Henry Hub, Louisiana, less the Fund's expenses.

  The assets of the Fund consist primarily of investments in futures contracts for natural gas, crude oil, heating oil, gasoline, and other petroleum-based fuels that are traded on the New York Mercantile Exchange, IntercontinentalExchange® (**"ICE"**) Futures or other U.S. and foreign exchanges (collectively, **"Futures Contracts"**) and other natural gas-related investments such as cash-settled options on Futures Contracts and indices based on the foregoing (collectively, **"Other Natural Gas-Related Interests"** and together with futures contracts, **"Natural Gas Interests"**). The Fund seeks to achieve its investment objective by investing in a mix of Futures Contracts and Other Natural Gas-Related Interests such that changes in the net asset value of the Fund will closely track the changes in the price of a specified futures contract (the **"Benchmark Futures Contract"**). The investment strategy of the General Partner reflects the belief that Benchmark Futures Contracts historically have exhibited a close correlation with the spot price of natural gas.

It is possible that movements in the Fund closing level may differ – perhaps significantly – from movements in the spot price of natural gas delivered at Henry Hub, Louisiana. This could happen if the Fund closing level does not correlate closely with the Fund's net asset value; changes in the Fund's net asset value do not closely correlate with changes in the price of Benchmark Futures Contract; or changes in the price of the Benchmark Futures Contract do not closely correlate with changes in the cash or spot price of natural gas.

The Fund recently announced that it anticipates position and accountability limits on futures contracts held by the Fund. To the extent the Fund is unable to invest in the benchmark futures contracts or other investments that mimic the return on ownership of such contracts, the Fund may invest in other investments that provide a return that differs from that of owning such futures contracts, and this may adversely affect the Fund's ability to meet its investment objectives. In addition, the Fund has recently announced that no new units of the Fund are available to be issued and purchased, which may result in a divergence between the price of the Fund shares and the value of the assets underlying the Fund.

- **THE FUND RETURN MAY DIFFER FROM THE RETURN OF THE NATURAL GAS INTERESTS UNDERLYING THE FUND** — The performance of the Fund may not exactly replicate the performance of the Natural Gas Interests underlying the Fund because the Fund will reflect transaction costs and fees. It is also possible that the Fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the Natural Gas Interests underlying the fund due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund or due to other circumstances.

- **PAST PERFORMANCE OF THE FUND OR OF THE NATURAL GAS INTERESTS HELD BY THE FUND IS NO GUIDE TO FUTURE PERFORMANCE** — The actual performance of the Fund or of the Natural Gas Interests held by the Fund over the life of the securities, as well as the Payment at Maturity, may bear little relation to the historical closing levels of the Fund or of the Natural Gas Interests held by the Fund, and may bear little relation to the hypothetical payment return examples set forth elsewhere in this term sheet. We cannot predict the future performance of the Fund or of the Natural Gas Interests held by the Fund.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES** — In addition to the closing level of the Fund during the Observation Period, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - whether the Fund closing level is lower than the Lower Barrier on any trading day during the Observation Period;

  - the expected volatility of the Fund;

  - the time remaining to maturity of the securities;

  - supply and demand for natural gas;

  - interest and yield rates in the market generally and in the markets of the Natural Gas Interests underlying the Fund, and the volatility of those rates;

  - a variety of economic, financial, political, regulatory or judicial events that affect the Natural Gas Interests underlying the Fund or commodities markets or markets generally;

  - the composition of the Fund and any changes to the Natural Gas Interests underlying it;

- supply and demand for the securities; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **ANTI-DILUTION PROTECTION IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor (as defined in the accompanying product supplement), which will initially be set at 1.0, for certain events affecting units of the Fund. See "Description of Securities — Anti-Dilution Adjustments for Funds" in the accompanying product supplement. The calculation agent is not required, however, to make such adjustments in response to all events that could affect units of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected.

- **THERE IS NO AFFILIATION BETWEEN THE FUND AND US, AND WE ARE NOT RESPONSIBLE FOR ANY DISCLOSURE BY THE FUND** — We are not affiliated with the Fund or the issuers of the Natural Gas Interests held by the Fund. However, we and our affiliates may currently or from time to time in the future engage in business with many of the issuers of the Natural Gas Interests held by the Fund. Nevertheless, neither we nor our affiliates assume any responsibility for the accuracy or the completeness of any information about the Natural Gas Interests held by the Fund or any of the issuers of the Natural Gas Interests held by the Fund. You, as an investor in the securities, should make your own investigation into the Natural Gas Interests held by the Fund and the issuers of the Natural Gas Interests held by the Fund. Neither the Fund nor any of the issuers of the Natural Gas Interests held by the Fund are involved in this offering of your securities in any way and none of them has any obligation of any sort with respect to your securities. Neither the Fund nor any of the issuers of the Natural Gas Interests held by the Fund has any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your securities.

- **ADJUSTMENTS TO THE FUND COULD ADVERSELY AFFECT THE VALUE OF THE SECURITIES** — United States Commodity Funds, LLC (the "**General Partner**") is the investment advisor to the Fund, which seeks investment results that track movements in the spot price of natural gas delivered at Henry Hub, Louisiana, less the Fund's expenses. Pursuant to its investment strategy or otherwise, the General Partner may add, delete, or substitute the Natural Gas Interests underlying the Fund. Any of these actions could cause or contribute to large movements in the prices of the Natural Gas Interests held by the Fund, which could cause the price of Fund units to close below the Lower Barrier, in which case your Payment at Maturity will be fully exposed to any decline in the Ending Fund Level determined on the Final Valuation Date as compared to the Initial Fund Level.

- **YOUR RETURN ON THE SECURITIES GENERALLY WILL NOT REFLECT ANY PAYMENTS MADE WITH RESPECT TO THE NATURAL GAS INTERESTS UNDERLYING THE FUND** — Your return on the securities, if any, will not reflect the return you would realize if you actually owned the Natural Gas Interests underlying the Fund, and received payments made with respect to such Natural Gas Interests. This is because Deutsche Bank AG, London Branch (the "**Calculation Agent**"), will calculate the amount payable to you at maturity by reference to the Fund closing level on the Final Valuation Date. The Fund closing levels may reflect the prices of the Natural Gas Interests underlying the Fund without taking into consideration the value of any payments to holders of those Natural Gas Interests.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY** — While the Payment at Maturity described in this term sheet is based on the full Face Amount of your securities, the original issue price of the securities includes the agent's commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

- **THE SECURITIES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY** — The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the securities.

- **TRADING BY US OR OUR AFFILIATES IN THE COMMODITIES MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES** — We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions. In addition, we or one or more of our affiliates may hedge our exposure from the securities by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities may have an impact on the performance of the Fund including on the Final Valuation Date, which would affect your Payment at Maturity. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the securities may decline.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE CLOSING LEVEL OF THE FUND OR THE MARKET VALUE OF THE SECURITIES** — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, and we may express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities, and the Fund to which the securities are linked.

- **OUR ACTIONS AS CALCULATION AGENT AND OUR HEDGING ACTIVITY MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES** — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

- **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment of the securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. Even if the treatment of the securities as prepaid financial contracts is respected, the securities could be treated as subject to the "constructive ownership" regime of Section 1260 of the Code. In that case, all or a portion of any long-term capital gain you would otherwise recognize on a sale, exchange or retirement of the securities would be recharacterized as ordinary income to the extent such gain exceeded the "net underlying long-term capital gain," and an interest charge would apply with respect to the deemed tax liability that would have been incurred if such income had accrued at a constant rate over the period you held the securities. As described above under "Certain Tax Consequences," in December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments, the potential application of the "constructive ownership" regime, and the issues presented by the December 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

United States Natural Gas Fund, LP

We have derived all information contained in this term sheet regarding the United States Natural Gas Fund, LP (the "**Fund**"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, United States Commodity Funds, LLC (formerly known as Victoria Bay Asset Management, LLC) (the "**General Partner**"). The Fund is an investment portfolio managed and controlled by the General Partner. The General Partner is a single member limited liability company formed in Delaware on May 10, 2005, that is registered as a commodity pool operator with the Commodity Futures Trading Commission and is a member of the National Futures Association. The General Partner is the investment advisor to the Fund. The Fund trades on the New York Stock Exchange Arca ("**NYSE Arca**") under the ticker symbol "UNG."

The Fund is registered under the Securities Exchange Act of 1934, as amended. Information provided to or filed with the Securities and Exchange Commission ("**SEC**") by the Fund pursuant to the Securities Exchange Act of 1934, as amended, can be located by reference to SEC file number 001-33096, through the SEC's website at http://www.sec.gov. In addition, information regarding the Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly disseminated documents and the Fund website at www.unitedstatesnaturalgasfund.com. Information contained in the Fund website is not incorporated by reference in, and should not be considered a part of, this term sheet or any pricing supplement.

The investment objective of the Fund is to track price movements of natural gas such that changes in percentage terms of the net asset value of the Fund units reflect the changes in percentage terms of the spot price of natural gas delivered at the Henry Hub Louisiana, less the Fund's expenses. The Fund seeks to achieve its investment objective by investing in a mix of futures contracts and other natural gas interests such that changes in the Fund's net asset value will closely track the changes in the price of a specified futures contract. The General Partner is responsible for investing the assets of the Fund in accordance with the objectives and policies of the Fund.

The information above was compiled from the Fund website. Information contained in the Fund website is not incorporated by reference in, and should not be considered a part of this term sheet.

Historical Information

The following graph sets forth the historical performance of the United States Natural Gas Fund, LP based on the daily Fund closing levels from July 19, 2007 through August 10, 2009. Publication of the Fund began on April 18, 2007, and thus it has a limited performance history. The Fund closing level on August 10, 2009 was 13.05. We obtained the Fund closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information. **The historical levels of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the Fund Ending Level or that the Fund closing levels will remain above the Lower Barrier throughout the Observation Period. We cannot give you assurance that the performance of the Fund will result in the return of any of your initial investment.**

Historical Performance of the United States Natural Gas Fund, LP



Source: Bloomberg

Supplemental Underwriting Information

Deutsche Bank Securities Inc. ("**DBSI**") and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the securities. DBSI may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 Face Amount. Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 Face Amount. Deutsche Bank AG will reimburse DBSI for such fees. See "Underwriting" in the accompanying product supplement.

Settlement

We expect to deliver the securities against payment for the securities on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in securities more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement if the securities are to be issued more than three business days after the Trade Date.